September 27, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Madeleine Mateo

Re:	Atlantic Union Bankshares Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed September 26, 2023
File No. 333-274490

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Atlantic Union Bankshares Corporation hereby requests that the effective date of its Registration Statement on Form S-4 (File No. 333-274490) be accelerated by the Securities and Exchange Commission to September 29, 2023 at 9:00 a.m., Eastern Time, or as soon as practicable thereafter.

Should you have any questions or comments regarding the foregoing, please contact Charlotte May of Covington & Burling, LLP at (202) 662-5732. In addition, please notify Ms. May by telephone when this request for acceleration has been granted.

Sincerely,

Atlantic Union Bankshares Corporation

By:	/s/ John C. Asbury
John C. Asbury
President and Chief Executive Officer

cc: Rachael R. Lape, Atlantic Union Bankshares Corporation

Jeffrey V. Haley, American National Bankshares Inc.

Frank M. Conner III, Covington & Burling LLP

Charlotte May, Covington & Burling LLP

Brianna M. Bloodgood, Covington & Burling LLP

Scott H. Richter, Williams Mullen

Benjamin A. McCall, Williams Mullen

Lee G. Lester, Williams Mullen

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